Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements (No. 333-147801 and No. 2-80883) on Form S-8 and Registration Statements (No. 33-54104 and No. 33-29220) on Form S-3 of Old Republic International Corporation of our report dated June 27, 2018, with respect to the statements of net assets available for benefits of the Old Republic International Corporation Employee Savings and Stock Ownership Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Old Republic International Corporation Employee Savings and Stock Ownership Plan.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 27, 2018